Exhibit 99.2

February 9, 2021
Dear shareholders,

We are writing to you at a challenging moment of the COVID-19 pandemic. The second wave has hit many countries hard, and the death toll has risen sharply. New variants of the virus have emerged that tend to spread faster and are more transmissible or infectious. Measures to contain the virus, including strict lockdowns and mobility restrictions, have been reinstated in numerous countries. Citizens around the globe are facing significant challenges and stress after many months of restrictions and travel activity in many regions has come to an almost complete halt for the second time in one year.

Although the situation remains difficult, we are beginning to see how and when life will start getting back to normal. We are encouraged by the start of large-scale vaccination programs in multiple countries, the initial learnings about these programs gathered in countries like Israel and the UK, the increased availability of testing and improvement of treatments. We believe that by the second half of the year the return to normalcy will be underway with the COVID-19 pandemic beginning to be much more under control than it is today. And this exact point in time is what we have been preparing for, when travel returns and the industry begins to ramp back up.

For at least the first quarter of 2021, we expect containment measures and restrictions to continue to be imposed across most of our major markets. In the second quarter of 2021, we expect that some restrictions might start to be eased, but this will depend on the progress and effectiveness of the vaccination programs, individuals’ confidence in resuming travel activities and many other uncertainties. We are optimistic that, in the second half of 2021, there will be a strong recovery in travel activities with an initial focus of users on nature destinations which we have already observed in the summer of 2020.

Industry dynamics – changes ahead
In the fourth quarter of 2020, we observed elevated volatility in performance marketing channels including our own auction as new mobility restrictions were imposed in some of our core markets. Our advertisers have implemented bidding strategies that vary more than in normal times, as their expectations regarding cancellations differ in significant respects.

For 2021, and beyond, we see changes in industry dynamics ahead of us:
•The pandemic has accelerated the shift from linear TV to digital consumption. We expect this trend to continue. Combined with the fact that certain segments of the population will likely return to travel at different points in time, we believe that we will need to implement a brand marketing strategy that is more granular in approach in order to more efficiently target our customers and continue to shape their perception of our leading online travel brand.
•Business travel continues to be heavily impacted by the pandemic and is expected to take longer to recover than leisure travel. We expect sustainable growth in the apartment-style hotel market and managed apartment segment and expect large hotel chains to increase their respective offering.

•There has been a very strong and noticeable shift in political and public sentiment towards big tech. The large “gatekeeper” platforms are subject to increased scrutiny across the globe with concerns arising in areas such as influence of public opinion, anti-competitive behavior and data protection. While this trend also poses the risk of triggering mistrust and skepticism about innovation and technological progress overall, we believe that these developments will be positive for the travel industry as these efforts have the potential to lead to a more customer-centric, innovation-driven competitive dynamic. Recent changes to German competition law (the amended Unfair Competition Act) has been one of the first that has come into force in this area and not only forbids self-preferencing by gatekeeper platforms but also introduces an accelerated process to ensure enforceability. The European Commission has released first drafts of its Digital Markets Act and Digital Services Act which are pointing in a similar direction.

trivago in Q4 2020 and 2021
Following the reimposition of a strict lockdown in Germany in November, a key focus has been to keep up the morale of our team. This has not been easy as 70% of our colleagues come from abroad and, just as the weather was becoming cold and dark in Germany, many of them faced uncertainty about connecting with their families over the holiday break. I am very proud of the work that our leads and our talent and culture teams have done over the past few months, keeping a personal touch after almost a year of predominantly working in a remote setup, and even increasing our employee net promoter score to pre-COVID levels! The teams share our excitement about the year ahead of us, and morale has stayed strong.

Significant progress has been made on our key recovery initiatives, and we are confident that we will provide our users in the second half of 2021 with a much stronger value proposition than before the pandemic.

•A new release of our local travel product is expected to launch in the second quarter of 2021 in key markets. It will offer inspiration about local travel destinations, reasons to travel combined with the great deals that users are used to seeing on trivago. Our recent acquisition of weekend.com gives us access to an inspirational weekend product and the ability to package flights and hotels for city trips.
•We have continued to work closely with our advertisers to support them in preparing for the recovery of travel and jointly improve our end-to-end value proposition. As a result, we have onboarded more than 100 partners to our new products, display advertisements, sponsored listings and our CPA bidding tool. In parallel, we managed to increase our coverage of special and loyalty program membership rates for our users and expect coverage to continue to increase in the months to come.
•We recently renegotiated our lease contract for the Campus in Düsseldorf and signed an amendment to the contract, which became effective in January 2021. The agreement includes the return of unused office space as of January 1, 2021 and a corresponding reduction of rent. As a result of this amendment and the restructuring that we announced last year, we expect to reduce costs in 2021 relating to personnel and our offices by approximately €25 million compared to 2019.

As we look to the months ahead, we expect the situation to remain difficult for us not only as a business but also individually. We are nevertheless looking forward to the recovery that we expect in the second half of 2021 and have been working towards for almost a year. Every day is bringing us closer to that point in time.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this letter and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “will,” “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse impact of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our future competitiveness and profitability;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this letter, whether as a result of new information, future events or otherwise.

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